

Modine Manufacturing Company

 

October 29, 2004

David Rayburn, Chief Executive Officer
Brad Richardson, Chief Financial Officer

Regulation MA Disclosure

Regulation MA Disclosure: This investor presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed merger between Modine Manufacturing Company's Aftermarket Business and Transpro, Inc.'s Aftermarket Business, including future financial and operating results, the resulting company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Modine Manufacturing Company's and Transpro, Inc.'s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. When used in this presentation the terms "anticipate," "believe," "estimate," "expect," "may," "objective," "plan," "possible, "potential," "project," "will" and similar expressions identify forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental and corporate approvals of the merger on the proposed terms and schedule; the risk that the business will not be integrated successfully; the risk that the cost of savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Modine Manufacturing Company's and Transpro, Inc.'s results to differ materially from those described in the forward-looking statements can be found in the Annual Reports on Forms 10-K of Modine Manufacturing Company and Transpro, Inc., and in the Quarterly Reports on Forms 10-Q of Modine Manufacturing Company and Transpro, Inc., filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov) and the companies' respective Internet sites at www.modine.com and www.transpro.com.

Stockholders are urged to read the prospectus and proxy/information statement regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the prospectus and proxy/information statement, as well as other filings containing information about Modine Manufacturing Company's Aftermarket Business and Transpro, Inc.'s Aftermarket Business, without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov) and the companies' respective Internet sites at www.modine.com and www.transpro.com. Copies of the prospectus and proxy/information statement and the filings with the Securities and Exchange Commission that will be incorporated by reference in the prospectus and proxy/information statement, along with any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents can also be obtained, without charge, by directing a request to Modine Manufacturing Company at 1500 De Koven Avenue, Racine, WI 53403 Attention: Dave Prichard, 262-636-8434, or to Transpro, Inc. at 100 Gando Drive, New Haven, CT 06513, Attention: Marie DeBernardo, 203-562-5121. Modine Manufacturing Company, Transpro, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies in respect of the proposed transaction. Information regarding Modine Manufacturing Company's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Modine Manufacturing Company on June 14, 2004, and information regarding Transpro, Inc.'s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Transpro, Inc. on March 29, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy/information statement and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

Overview

- **Modine Manufacturing Company and Transpro, Inc. have signed a letter of intent regarding a proposed merger between Modine's Aftermarket business and Transpro**
  - Merger of Modine's Aftermarket business with Transpro
  - Concurrent Modine purchase of Transpro's heavy duty OE business
- **The merger would create a strongly positioned and well-capitalized pure play aftermarket business**
- **The merged Company is expected to provide significant benefits**
  - Expanded operations and capabilities
  - Cost savings opportunities
- **Improves Modine's financial performance and consistent with Modine's strategy and focus on shareholder value**

Contemplated Transaction

- **Modine spins off its Aftermarket business to its shareholders on a debt-free basis**
- **The resulting Company would immediately merge into Transpro**
- **Each step of the transaction is expected to be tax-free to the shareholders of both companies**
- **Modine shareholders would own approximately 54%, or approximately 8.8 million shares, of the common stock of the combined Company**
  - In addition to retaining their Modine shares, Modine shareholders receive approximately 0.25 shares of the combined Company for each share of Modine they hold
  - Represents an approximate value of $1.44 per Modine share [1]

(1) Based on Transpro's share price of $5.65 on October 28, 2004 and 34.6 million Modine shares outstanding.

Contemplated Transaction (cont'd)

- **Concurrently, Modine would purchase Transpro's G&O Manufacturing subsidiary, its heavy duty OE business, for $17 million in cash**
  - Manufactures radiators and charge air coolers for the heavy duty truck and commercial vehicle markets
  - Enhances Modine's presence in the heavy duty OE market
- **Transpro and Modine expect to sign a definitive merger agreement and related transaction agreements in the fourth quarter of 2004**
- **The merger and simultaneous acquisition are subject to approvals and other conditions and are expected to close in the first quarter of 2005**
- **Due diligence is substantially complete and key terms agreed**

Contemplated Transaction Summary

Today



Modine Shareholders
100%
Modine OE
Modine Aftermarket
Transpro Shareholders
100%
Transpro Heavy Duty OE
Transpro Aftermarket

Post Transaction



Modine Shareholders
Transpro Shareholders
100%
54%
46%
Modine Manufacturing
$17 million
New Company
Modine OE
Transpro Heavy Duty OE
Modine Aftermarket
Transpro Aftermarket

New Company Leadership Team

- **Management team led by current Transpro CEO Charles E. Johnson**
  - Provides both vision and continuity
- **Board will initially include ten directors**
  - Six members of Transpro's existing Board of Directors
  - Four members selected by Modine (two executive officers and two outside directors)
- **Chairman would be selected from Transpro's current outside directors**

Transpro Today

- **Leading manufacturer and supplier of heat transfer and air conditioning products for the automotive and light truck aftermarket**

- **Manufacturer and supplier of heavy duty OEM and aftermarket heat transfer products**

- **Comprehensive product offering under the leading brands of Ready-Rad® and Ready-Aire®**

- **Diverse customer base including retailers, specialty parts distributors, and warehouse distributors**

- **Established distribution presence in North America**

- **Manufacturing facilities in United States and Mexico**

New Company Tomorrow

- **Comprehensive product offering focused on the sale of aftermarket heat transfer and air conditioning products for the automotive, truck and industrial markets**
  - Marketed under the highly recognized Ready-Rad®, Ready-Aire®, Modine® [1], NRF®, Mexpar®, and AirPro® brands
- **Expanded customer base and new product opportunities**
- **International foot-print with enhanced presence in North America, Latin America, and Europe**
- **Improved capacity utilization at manufacturing facilities in North America, Mexico, and Europe**

(1) The Modine brand will be utilized for an agreed upon limit of time.

Compelling Merger Rationale

- **The combined Company would have an improved cost base and capital structure to be successful in today's aftermarket industry**
- **Anticipated benefits of increased scale**
  - Increased geographic, distribution, and customer reach
  - Increased brand and product breadth
  - Increased manufacturing and sourcing efficiencies
- **The combined Company will have net sales in excess of $400 million**

New Company Financial Highlights

- **Improved profitability**
  - Substantial synergy benefits
  - Expected to be profitable in first year of the combination before restructuring charges
  - Restructuring charges expected to be $10 million to $14 million over the 12- to 18-month integration period
- **Identified synergy opportunities**
  - Recurring full-year cost savings of at least $20 million, with additional upside possible
  - Savings driven by facility rationalization, manufacturing efficiencies, and improved material sourcing

New Company Financial Highlights (cont'd)

- **The combined Company would have an improved balance sheet and financial flexibility**
  - Debt reduced by the proceeds from sale of heavy duty OE business and the application of net cash contributed with Modine's Aftermarket business
  - Debt-to-capitalization ratio expected to improve to 20% from Transpro's current ratio of 50%
- **Flexibility will greatly facilitate and help maximize integration and synergy realization processes**

Heavy Duty OE Business Acquisition

- **Enhances Modine's OE strategy and sales to the commercial vehicle market**
- **$17 million purchase price**
  - Over $45 million in sales
- **Strong fit with Modine's existing heavy duty business**
- **Synergy and expansion opportunities over time**
- **Expected to be immediately accretive to earnings per share**

About Transpro's Heavy Duty OE Business

- **Manufactures aluminum charge air coolers and copper/brass radiators**

- **Products sold to the heavy duty, military, motor home, specialty truck, bus and power generation industries**

- **Approximately 150,000 square foot facility located in Jackson, Mississippi and 180 employees**

Heavy Duty OE Business Key Customers

PACCAR Inc



GENERAC POWER SYSTEMS, INC.





OSHKOSH



FREIGHTLINER

MONACO

Creating Value for Modine Shareholders

- **Provides Modine's shareholders with the opportunity to realize value of two pure play companies**
  - Modine focused on the OE market
  - Combined Company focused on the aftermarket
- **Transaction structure believed to be the best alternative to maximizing value for all stakeholders**
- **Significant improvement in Modine's ROACE and profit margins**
  - ROACE increases by 1.5 – 2.0 percentage points
  - Pre-tax earnings margin increases by 1.0 – 1.5 percentage points

Q & A

Q & A